Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

February 6, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	NephroGenex, Inc.
Registration Statement on Form S-1
File No.: 333-193023

Ladies and Gentlemen:

We are submitting this letter on behalf of NephroGenex, Inc. (the “Company”) in response to a telephonic conversation of Jim Rosenberg from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with members of the Company and its advisors and counsel on February 5, 2014 relating to the Company’s letter dated February 3, 2014 (the “Response Letter”). The Response Letter was filed in response to oral comments received from the Staff relating to the above-referenced registration statement. As discussed with the Staff, we are filing this letter via EDGAR for the Staff’s review.

The Company is hereby clarifying its previous response to comment #1 of the Response Letter. The holders of the Series A Preferred Stock (the “Series A Preferred Stock”) have confirmed and made the following representations with respect to Article IV, B.2.(d) of the Company’s restated certificate of incorporation (the “Restated Charter”):

1.	A liquidation event (as defined in the Restated Charter) triggers a redemption of the Series A Preferred Stock;
2.	The Restated Charter provides that the only form of a change of control that triggers redemption of the Series A Preferred Stock is a change of control transaction which the Company approves and receives the proceeds thereof; and
3.	A change of control transaction whereby the Company has to pay proceeds to the holders of the Series A Preferred Stock is within the control of the Company.

In view of the foregoing, upon further review and analysis, the Company has concluded that ASC 480-10-S99-3A, paragraph 2 is not applicable to these facts. ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely with the control of the issuer. Clauses (1) and (2) do not apply to the Series A Preferred Stock. In view of the confirmations and representations above, the Company confirms its belief that clause (3) also does not apply to the Series A Preferred Stock as a redemption of the Series A Preferred Stock would only occur upon an event solely within the control of the Company.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

U.S. Securities and Exchange Commission

February 6, 2014

Therefore, the Company confirms its belief that the classification of the Series A Preferred Stock within permanent equity is appropriate. The Company has reviewed this response with EisnerAmper LLP, its Independent Registered Public Accounting Firm, who concur with the Company’s position on this matter.

*     *     *     *     *

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6774 or jipapernik@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Joel I. Papernik
Joel I. Papernik

cc:	Securities and Exchange Commission
Jeffrey Riedler, Assistant Director
Ibolya Ignat
Jim Rosenberg
Austin Stephenson
Daniel Greenspan

NephroGenex, Inc.
Pierre Legault, Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.
Daniel Bagliebter, Esq.

Reed Smith LLP
Yvan-Claude Pierre, Esq.
William Haddad, Esq.